Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                January 25, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                       FT 9058
                 Cboe Vest Growth 100 Buffered Portfolio Series
                                 (the "Trust")
                      CIK No. 1823339 File No. 333-249741
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE UPDATE THE DISCLOSURE IN THIS FILING IN ACCORDANCE WITH THE MOST RECENT COMMENTS RECEIVED ON US EQUITY BUFFER AND CBOE VEST GROWTH 100 ETF (1933 ACT REGISTRATION NO. 333-210186).

      Response: In accordance with the Staff's comment, where applicable to the Trust, corresponding changes have been made to the disclosure.

Cover Page
__________

      2. SIMILAR TO COMMENTS GIVEN ON US EQUITY BUFFER AND CBOE VEST GROWTH 100 ETF (1933 ACT REGISTRATION NO. 333-210186), PLEASE INCLUDE THE FOLLOWING COVER PAGE BULLET DISCLOSURE AS NECESSARY:

   (a)  THE OUTCOMES (E.G., CAP, BUFFER/FLOOR, INDEX AND PERIOD)

            EXAMPLE: THE FUND IS DESIGNED TO PARTICIPATE IN POSITIVE RETURNS OF THE [XYZ INDEX OR ETF] UP TO A CAP OF [XX%] BEFORE FEES AND EXPENSES AND [XX%] AFTER FEES AND EXPENSES, WHILE SEEKING TO PROVIDE A LEVEL OF PROTECTION ([A XX% FLOOR/BUFFER] [BEFORE FEES AND EXPENSES]) AND [A XX% FLOOR/BUFFER] [AFTER FEES AND EXPENSES]) IN DOWN MARKETS ("OUTCOMES") OVER THE PERIOD FROM [START DATE] TO [END DATE] (THE "OUTCOME PERIOD").

   (b) THAT THE SPECIFIED OUTCOMES MAY NOT BE ACHIEVED AND INVESTORS MAY LOSE SOME OR ALL OF THEIR MONEY.

            EXAMPLE: THE FUND SEEKS TO ACHIEVE SPECIFIED OUTCOMES BUT THERE IS NO GUARANTEE THAT THE OUTCOMES FOR AN OUTCOME PERIOD WILL BE ACHIEVED. YOU MAY LOSE SOME OR ALL OF YOUR MONEY BY INVESTING IN THE FUND.

   (c) THAT THE FUND ONLY PROVIDES THE SPECIFIED OUTCOME IF AN INVESTOR BUYS ON THE FIRST DAY OF THE PERIOD AND HOLDS THE FUND UNTIL THE END OF THE PERIOD.

            EXAMPLE: THE OUTCOMES DESCRIBED IN THIS PROSPECTUS ARE SPECIFICALLY DESIGNED TO APPLY ONLY IF YOU HOLD SHARES ON THE FIRST DAY OF THE OUTCOME PERIOD AND CONTINUE TO HOLD THEM ON THE LAST DAY OF THE PERIOD.

   (d) IF INVESTORS BUY OR SELL ON A DATE OTHER THAN THE START OR END DATE, THEIR RETURNS WILL BE DIFFERENT AND THEY MAY INCUR LOSSES THAT ARE GREATER THAN THE FLOOR/BUFFER. EXPLAIN HOW AN INVESTOR MAY OBTAIN THE CURRENT RETURN PROFILE FOR THE FUND THROUGH THE END OF THE OUTCOME PERIOD.

            EXAMPLE: IF YOU PURCHASE SHARES AFTER THE OUTCOME PERIOD STARTS OR SELL YOUR SHARES BEFORE THE OUTCOME PERIOD ENDS, YOU MAY RECEIVE A VERY DIFFERENT RETURN BASED ON THE FUND'S CURRENT VALUE. INVESTORS PURCHASING SHARES OF THE FUND AFTER THE OUTCOME PERIOD BEGINS CAN SEE THEIR EXPECTED OUTCOME UNTIL THE END OF THE PERIOD BY VISITING WWW.XYZ.COM.

   (e) THAT THE CAP [AND FLOOR/BUFFER] WILL LIKELY CHANGE EACH YEAR ON [RESET DATE].

            EXAMPLE: AT THE END OF THE OUTCOME PERIOD, THE FUND WILL RESET FOR A NEW OUTCOME PERIOD TIED TO THE SAME INDEX [AND FLOOR/BUFFER], BUT THE CAP [AND FLOOR/BUFFER] MAY CHANGE BASED ON MARKET RATES AS OF THE START OF THE NEW PERIOD.

      Response: The prospectus has been revised in accordance with the Staff's comments in 2(a), 2(b) and 2(c) above. With respect to the Staff's comment in 2(d) above, please note that the Trust only has a one-day offering period and that an investor can find the redemption price on the specific First Trust website for the Trust and by calling the pricing phone number listed in the prospectus to get updated pricing information. Lastly, with respect to the Staff's comment in 2(e) above, please note that a reset is not applicable to the Trust as it does not have a reset like an ETF would and instead the Trust terminates at the end of the Outcome Period.

      3. PLEASE DEFINE THE INVESCO QQQ TRUST, SERIES 1 IN THE FIRST INSTANCE IT APPEARS IN THE FIRST BULLET AS OPPOSED TO THE SECOND BULLET PARAGRAPH.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      4. PLEASE STRIKE THE TERM "APPROXIMATELY" EACH TIME IT APPEARS PRIOR TO A PERCENTAGE FIGURE ON THE COVER PAGE.

      Response: The prospectus has been revised in accordance with the Staff's comment with respect to the upside caps, however, due to the interaction of the FLEX Options, the buffer may not be exactly 10.00% and as such, the Trust believes it is appropriate for investor comprehension for the disclosure to include the term "approximately" before the buffer percentage figure.

      5. PLEASE SHOW THE CAP AND BUFFER THROUGHOUT THE PROSPECTUS AFTER FEES AND EXPENSES SIMILAR TO WHAT IS DONE FOR DEFINED BENEFIT FUNDS.

      Response: Consistent with similar existing products, the Trust is able to disclose the cap both before and after the Trust's fees and expenses; however, due to the nature of the interaction between the buffer and the Trust's fees and expenses, it is not possible to disclose the buffer after fees and expenses without causing significant confusion to investors.

      6.  THE  DISCLOSURE  IN  THE THIRD BULLET PROVIDES "UNIT HOLDERS SHOULD BE
WILLING   TO   FORGO  ANY  CAPITAL  APPRECIATION  ABOVE  THE  CAPPED  AMOUNT  OF
APPROXIMATELY  _____%  LESS THE TRUST'S FEES AND EXPENSES, AND DIVIDEND PAYMENTS
....  "  IS  THE INTENT OF THE DISCLOSURE TO DESCRIBE THAT UNIT HOLDERS SHOULD BE
WILLING TO FORGO DIVIDEND PAYMENTS? IF SO, PLEASE CLARIFY THE DISCLOSURE AS IT CURRENTLY READS LIKE DIVIDENDS ARE PART OF THE CAP.

      Response: In accordance with the Staff's comment, the following disclosure has been added to the Trust's prospectus:

         "Please note that the Trust's performance will not reflect the payment of dividends by the Underlying ETF."

      7. THE LAST SENTENCE OF THE THIRD BULLET POINT DESCRIBES WHAT THE CAPPED UPSIDE FOR UNITS PURCHASED THROUGH TRADITIONAL BROKERAGE AND "WRAP FEE" ACCOUNTS IS. IF POSSIBLE, PLEASE ALSO EXPLICITLY STATE THE DOWNSIDE BUFFER.

      Response: Due to the nature of the interaction between the buffer and the Trust's fees and expenses, it is not possible to disclose the buffer after fees and expenses without causing significant confusion to investors.

      8. THE DISCLOSURE UNDER THE FOURTH BULLET POINT PROVIDES THAT UNIT HOLDERS MAY LOSE UP TO 90% OF THE NET ASSET VALUE OF THEIR INVESTMENT. HOWEVER, OTHER PARTS OF THE PROSPECTUS DESCRIBE THAT A UNIT HOLDER COULD LOSE ALL OF ITS INVESTMENT. PLEASE EXPLAIN TO THE STAFF WHY THIS IS THE CASE OR RESOLVE THE APPARENT INCONSISTENCY.

      Response: The Trust intends to address the Staff's comment in future correspondence, prior to effectiveness of the registration statement.

      9. THE DISCLOSURE PROVIDES THAT "THE PERCENTAGE INCREASE OR DECREASE OF THE UNDERLYING ETF DESCRIBED ABOVE IS THE PERCENTAGE INCREASE OR DECREASE OF THE UNDERLYING ETF FROM WHEN THE FLEX OPTION STRIKE LEVELS ARE SET [ON THE INITIAL DATE OF DEPOSIT] TO THE CLOSE OF THE MARKET ON THE FLEX OPTIONS EXPIRATION DATE."

   (a) PLEASE ADD THAT THIS IS BEFORE FEES AND EXPENSES AND SALES CHARGES.

   (b) PLEASE SPECIFY START DATE AND HOW IT RELATES TO THE INCEPTION OF THE UIT (I.E., IS THE OPTION STRIKE DATE THE SAME AS THE INCEPTION DATE OF THE UIT?).

      Response: With respect to the Staff's comment in 9(a) above, please note that the percentage increase or decrease of the Underlying ETF described in this disclosure is not subject to fees and expenses. With respect to the Staff's comment in 9(b) above, the prospectus has been revised to reflect that the FLEX Option strike levels are set as of the Initial Date of Deposit.

      10. THE DISCLOSURE PROVIDES THAT "THE PRICE AT WHICH YOU WILL BE ABLE TO PURCHASE UNITS AT INCEPTION WILL BE HIGHER THAN THE NET ASSET VALUE PER UNIT AT THE TRUST'S INCEPTION AND THEREFORE YOUR CAPPED UPSIDE WILL BE LESS THAN APPROXIMATELY _____%."

   (a) WHILE THIS WAS IN THE PRIOR FILING, IT DOES NOT APPEAR TO MAKE SENSE. IF A UNIT HOLDER BUYS ON THE INCEPTION DATE, SHOULD THE PRICE PER UNIT NOT BE $10 AND WHY WOULD IT BE DIFFERENT?

   (b) ADDITIONALLY, WHY WOULD AN INVESTOR BUY A UIT WHEN THEY WOULD NEVER BE ABLE TO GET THE FULL BENEFIT OF THE CAP/BUFFER? MOREOVER, WHY WOULD IT BE APPROPRIATE FOR THE SPONSOR TO SELL THIS UIT IF AN INVESTOR CAN NEVER GET THE INTENDED BENEFIT OF THE TRUST?

   (c) PLEASE INSERT THE TERM "PROTECTION" RIGHT AFTER THE REFERENCE TO "CAPPED UPSIDE" AND BEFORE THE REFERENCE TO "WILL BE LESS THAN."

      Response: With respect to the Staff's comment in 10(a) above, please note that the net asset value of the Trust is $10.00, however an investor will pay more to purchase Units because of the sales charge and fees and expenses of the Trust. With respect to the Staff's comment in 10(b) above, please note that an investor has the potential to get the full benefit of the cap and buffer, but his or her returns will be reduced by the fees and expenses of the Trust.
Lastly, the Trust respectfully declines to make the change as requested by the Staff in comment 10(c) above because the protection only applies to the buffer and the Trust does not believe it is appropriate to attach it to the cap.

      11. THE DISCLOSURE PROVIDES THAT "YOU MAY REALIZE A GAIN OR LOSS THAT IS HIGHER OR LOWER THAN THE INTENDED GAINS OR LOSSES AS A RESULT OF REDEEMING UNITS PRIOR TO THE TRUST'S TERMINATION DATE, WHERE FLEX OPTIONS ARE OTHERWISE TERMINATED BY THE TRUST PRIOR TO EXPIRATION, IF THE TRUST IS UNABLE TO MAINTAIN THE PROPORTIONAL RELATIONSHIP OF THE FLEX OPTIONS BASED ON THE NUMBER OF CONTRACTS IN THE TRUST'S PORTFOLIO, IF A CORPORATE ACTION OCCURS WITH RESPECT TO THE UNDERLYING ETF OR BECAUSE OF INCREASES IN POTENTIAL TAX-RELATED EXPENSES AND OTHER EXPENSES OF THE TRUST." PLEASE CLARIFY HOW THE GAINS COULD BE HIGHER.

      Response: In accordance with the Staff's comment, the reference to "higher" has been removed from the referenced disclosure.

      12. THE DISCLOSURE PROVIDES IN ALL CAPS THAT "THE RETURN ON UNITS REDEEMED PRIOR TO THE TERMINATION OF THE TRUST WILL LIKELY BE LESS THAN THE ORIGINAL PUBLIC OFFERING PRICE AS WELL AS THE RETURN THAT A UNIT HOLDER COULD EXPECT IF UNITS WERE HELD UNTIL THE TRUST'S TERMINATION. IN ADDITION, DURING THE LIFE OF THE TRUST, THE UNIT VALUE WILL NOT MOVE PROPORTIONALLY WITH CHANGES IN THE VALUE OF QQQ. ANY REDEMPTION OF UNITS PRIOR TO THE TRUST'S TERMINATION COULD RESULT IN A SUBSTANTIAL LOSS."

   (a) IF THIS DISCLOSURE IS TRUE, PLEASE DISCLOSE THAT INVESTORS PURCHASING SHARES OF THE TRUST AFTER THE OUTCOME PERIOD BEGINS CAN SEE THEIR EXPECTED OUTCOME UNTIL THE END OF THE PERIOD BY VISITING WWW._____.COM.

   (b) PLEASE CHANGE THE REFERENCE TO "AS WELL AS" IN THE ABOVE DISCLOSURE TO "AND" FOR CLARITY.

      Response: With respect to the Staff's comment in 12(a) above, please note that the Trust only has a one-day offering period and that an investor can find the redemption price on the specific First Trust website for the Trust or by calling the pricing phone number listed in the prospectus to get updated pricing information. The prospectus has been revised in accordance with the Staff's comment in 12(b).

Portfolio
_________

      13. THE DISCLOSURE PROVIDES THAT "THE FLEX OPTIONS REFERENCE SHARES OF THE UNDERLYING ETF WHICH HAD A SHARE PRICE ON THE NYSE OF $___ (THE "INITIAL
UNDERLYING ETF LEVEL") AND ENTITLE OR OBLIGATE THE HOLDER TO PURCHASE OR SELL SHARES OF THE UNDERLYING ETF AT EACH FLEX OPTION'S STRIKE PRICE ON ___________, ____ (THE "FLEX OPTION EXPIRATION DATE")"

   (a) PLEASE CHANGE THE REFERENCE TO "THE HOLDER" IN THE ABOVE DISCLOSURE TO "THE TRUST."

   (b) PLEASE ADD "AS OF CLOSE OF THE NYSE ON ______, 2020" IMMEDIATELY AFTER THE FIRST PARENTHETICAL.

   (c) PLEASE   ADD  "(THREE  BUSINESS  DAYS  PRIOR  TO  THE  TRUST'S  MANDATORY
       TERMINATION DATE)" IMMEDIATELY AFTER THE SECOND PARENTHETICAL.

      Response: The Trust respectfully declines to make the change requested in the Staff's comment in 13(a) because the Trust is not the holder of the options it sold or wrote. The Trust respectfully declines to make the change requested in the Staff's comment in 13(b) because the price of the Underlying ETF is determined at the time at which the options were purchased or entered into, and not at the close of the NYSE. The Trust respectfully declines to make the change requested in the Staff's comment in 13(c) because the Trust terminates on the Options' Expiration Date.

      14. THE DISCLOSURE PROVIDES THAT "THE FLEX OPTIONS ARE INTENDED TO BE LIQUIDATED ON OR PRIOR TO THE FLEX OPTION EXPIRATION DATE, RATHER THAN BE
EXERCISED, IN ORDER TO AVOID HAVING THE TRUST RECEIVE SHARES OF THE UNDERLYING ETF OR BE OBLIGATED TO DELIVER SHARES OF THE UNDERLYING ETF." THE STAFF BELIEVES THE REFERENCE TO "OR PRIOR TO" SHOULD BE CHANGED TO "ON THE FLEX OPTION EXPIRATION DATE."

      Response: The Trust respectfully declines to make this change. While under normal circumstances, the Trust intends to sell options on the FLEX Options Expiration Date, there may be circumstances under which it may be beneficial to the Trust's Unit holders for the Trust to sell the options immediately prior to the FLEX Options Expiration Date.

      15. PLEASE DELETE ALL REFERENCES TO "APPROXIMATELY" THAT COME IMMEDIATELY BEFORE A PERCENTAGE FIGURE IN THE SECOND PARAGRAPH OF THE SECTION ENTITLED "THE PORTFOLIO."

      Response: The Prospectus has been revised in accordance with the Staff's comment except with regard to the references to "approximately" before the buffer.

      16. THE DISCLOSURE PROVIDES THAT "FOR UNITS PURCHASED THROUGH A TRADITIONAL BROKERAGE ACCOUNT SUBJECT TO THE TRUST'S INITIAL SALES CHARGE, THE CAPPED UPSIDE AND PARTIAL DOWNSIDE PROTECTION WILL BE REDUCED BY THE AMOUNT OF THE TRUST'S MAXIMUM SALES CHARGE AND ORGANIZATION COSTS. FOR UNITS PURCHASED THROUGH A "WRAP FEE" ACCOUNT NOT SUBJECT TO THE TRUST'S INITIAL SALES CHARGE, THE CAPPED UPSIDE AND PARTIAL DOWNSIDE PROTECTION WILL BE REDUCED BY THE AMOUNT OF THE TRUST'S CREATION AND DEVELOPMENT FEE AND ORGANIZATION COSTS. SEE "FEE TABLE" IN THIS PROSPECTUS FOR INFORMATION REGARDING THESE FEES AND EXPENSES." FOR CLARITY, PLEASE CONSIDER ADDING RELATIVE NUMBERS HERE SIMILAR TO WHAT THE TRUST DISCLOSES ON THE COVER PAGE.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      17. THE DISCLOSURE PROVIDES THAT "THE PRICE AT WHICH YOU WILL BE ABLE TO PURCHASE UNITS WILL BE BASED ON THEIR VALUATION AT THE EVALUATION TIME ON THE DATE YOU PURCHASE YOUR UNITS, WHICH WILL BE HIGHER THAN $10 PER UNIT, WHICH WILL IMPACT YOUR POTENTIAL RETURNS." PLEASE DESCRIBE WHY THIS IS CORRECT TO THE STAFF CONSIDERING THAT ALL UNITS ARE PURCHASED ON THE INCEPTION DATE AT $10 PER UNIT.

      Response: Please note that the initial net asset value is $10 per Unit, but that Unit holders will pay more to purchase Units due to the Trust's sales charges and fees and expenses.

      18. THE DISCLOSURE PROVIDES THAT THE TRUST MAY NOT BE ABLE TO ACHIEVE THE HYPOTHETICAL RETURNS SET FORTH IN THIS PROSPECTUS BECAUSE THE TRUST'S PERFORMANCE MAY BE IMPACTED BY A VARIETY OF FACTORS INCLUDING THE "DILUTION" OF AN INVESTOR'S INVESTMENT. PLEASE EXPLAIN WHAT IS MEANT BY DILUTION.

      Response: Please note that in order to meet redemption requests the Trust may be required to sell options. As the sale of options to satisfy the redemption would occur after the redemption value was determined, to the extent the value of the options has declined it would require the sale of a greater number of options to satisfy the redemption, which would dilute the remaining Unit holders' interests.

      19. PLEASE DELETE THE REFERENCE TO "ESTIMATED" IN THE FIRST PARAGRAPH UNDER THE SECTION ENTITLED "ILLUSTRATIVE MARKET SCENARIOS."

      Response: The prospectus has been revised in accordance with the Staff's comment.

      20. THE STAFF NOTES THAT IT IS DIFFICULT TO UNDERSTAND THE DISCLOSURE PROVIDED UNDER THE SECTION ENTITLED "ILLUSTRATIVE MARKET SCENARIOS" WITHOUT EXAMPLE FIGURES AND REQUESTS THAT THE FIGURES BE PROVIDED IN ADVANCE OF THE TRUST'S S-6/A FILING.

      Response: Please note that the Trust has provided the Staff with a copy of example figures previously via email on December 4, 2020 for another defined outcome trust, but that the exact figures for the Trust cannot be provided because they are not completed until the options are purchased, which does not occur until the Initial Date of Deposit.

      21. PLEASE DELETE THE REFERENCE TO "APPROXIMATELY" IN THE DISCLOSURE UNDER THE SECOND AND THIRD BULLET POINTS UNDER THE SECTION ENTITLED "ILLUSTRATIVE MARKET SCENARIOS."

      Response: The prospectus has been revised in accordance with the Staff's comment.

      22. THE DISCLOSURE PROVIDES "THE TRUST SEEKS TO PROVIDE UNIT HOLDERS WITH A "BUFFERED" TOTAL RETURN OF APPROXIMATELY ___% LESS THE TRUST'S FEES AND EXPENSES, MEANING YOU WILL RECEIVE NO RETURN ON YOUR INVESTMENT AND WILL PAY THE TRUST'S FEES AND EXPENSES." THE STAFF BELIEVES THIS DISCLOSURE IS CONFUSING AND REQUESTS THAT THE TRUST EXPLAIN THIS IS NOT PHRASED IN TERMS OF LOSS AS DONE IN THE DISCLOSURE FURTHER BELOW. PLEASE REVISE THE REFERENCED DISCLOSURE FOR CLARITY AND FRAME IN TERMS OF LOSS.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      23. THE DISCLOSURE PROVIDES THAT "THE TRUST SEEKS TO PROVIDE UNIT HOLDERS WITH A LOSS THAT IS LESS THAN THE LOSS OF THE UNDERLYING ETF, WITH A MAXIMUM LOSS OF APPROXIMATELY ___% OF NET ASSET VALUE (THE "MAXIMUM LOSS")." PLEASE CHANGE THE INITIAL PART OF THE DISCLOSURE TO PROVIDE THAT "UNIT HOLDERS WILL BE SUBJECT TO LOSS BY THE PERCENTAGE OF LOSS GREATER THAN 10%" AND FILL IN THE BLANK WITH "90%."

      Response: The Trust respectfully declines to make this change as it believes that the disclosure, as currently presented, is appropriate for investor comprehension.

Hypothetical Performance Chart
______________________________

      24. PLEASE REVISE THE DESCRIPTION IN THE FIRST COLUMN OF THE CHART TO STATE THAT THE LOSS IS -10% IN THIS EXAMPLE AND PLEASE ENSURE THE BAR CHART IN THE SAME COLUMN SHOWS THE -10% LOSS.

      Response: The Trust respectfully declines to make this change as it believes that the bar chart adequately shows the -10% loss.

      25. PLEASE REVISE THE DESCRIPTION IN THE THIRD COLUMN OF THE CHART TO STATE THAT THE TRUST WOULD SEEK TO PROVIDE UNIT HOLDERS WITH A 10% INCREASE ON NET ASSET VALUE THAT IS EQUAL TO THE PERCENTAGE INCREASE OF THE UNDERLYING ETF.

      Response: The Trust respectfully declines to make this change as it believes that the bar chart adequately shows the 10% return.

What is a FLEX Option?
______________________

      26. PLEASE ADD "THE TRUST IN THIS CASE" TO THE DISCLOSURE IN THE FIRST SENTENCE OF THE SECOND PARAGRAPH UNDER THE SECTION ENTITLED "WHAT IS A FLEX OPTION?"

      Response: The Trust respectfully declines to make this change because while the Trust owns the purchased options, it does not own the written options.

The Underlying ETF and the Underlying Index
___________________________________________

      27. THE DISCLOSURE PROVIDES THAT "THE UNDERLYING ETF IS AN EXCHANGE-TRADED UNIT INVESTMENT TRUST THAT USES A FULL REPLICATION STRATEGY, MEANING IT INVESTS ENTIRELY IN THE UNDERLYING INDEX, WHICH IS DESIGNED TO TRACK THE NASDAQ-100 INDEX(R)." PLEASE CLARIFY IF THE UNDERLYING INDEX IS DESIGNED TO TRACK THE NASDAQ-100 INDEX OR IF THE UNDERLYING INDEX IS THE NASDAQ-100 INDEX?

      Response: The prospectus has been revised in accordance with the Staff's comment to reflect that the Underlying ETF invests entirely in the securities which comprise the Underlying Index.

How We Created the Trust
________________________

      28. PLEASE CONSIDER MOVING OR INCLUDING THE DISCLOSURE IN THE THIRD PARAGRAPH UNDER THE SECTION ENTITLED "HOW WE CREATED THE TRUST" TO THE RISK FACTORS.

      Response: In accordance with the Staff's comment, the following disclosure has been added to the Trust's Risk Factors:

         "DILUTION RISK. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. You may also experience a dilution of your investment when the Trust sells Securities to meet redemption requests as Securities are typically sold after the redemption request is received. Because the Trust pays the brokerage fees associated with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. To the extent there is a dilution to your investment it is highly likely that you will not receive the hypothetical returns set forth in this prospectus."

Hypothetical Examples
_____________________

      29. PLEASE PROVIDE THE STAFF WITH NUMBERS FOR THE SECTION ENTITLED "HYPOTHETICAL EXAMPLES" AS IT IS DIFFICULT TO UNDERSTAND THE DISCLOSURE WITHOUT THE FIGURES FILLED IN.

      Response: Please note that the Trust has provided the Staff with a copy of example figures previously via email on December 4, 2020 for another defined outcome trust, but that the exact figures for the Trust cannot be provided because they are not completed until the options are purchased, which does not occur until the Initial Date of Deposit.

Risk Factors
____________

      30. PLEASE UPDATE THE DISCLOSURE INCLUDED IN THE "RISK FACTORS" CONSISTENT WITH THE MOST RECENT COMMENTS RECEIVED ON US EQUITY BUFFER AND CBOE VEST GROWTH 100 ETF (1933 ACT REGISTRATION NO. 333-210186).

      Response: The prospectus has been revised in accordance with the Staff's comments as applicable.

      31. THE "DOWNSIDE RISK" PROVIDES THAT INVESTORS "MAY REALIZE A RETURN (INCLUDING A LOSS) THAT IS HIGHER OR LOWER THAN THE INTENDED RETURNS ... " PLEASE EXPLAIN TO THE STAFF WHY THIS ACCURATE. ADDITIONALLY, PLEASE REVISE DISCLOSURE CONSISTENT WITH COMMENTS GIVEN IN US EQUITY BUFFER DEFINED OUTCOME FUND.

      Response:  Please see the Trust's response to Comment 8.

      32. THE STAFF NOTES THAT THE "FLEX OPTIONS" RISK IS DIFFERENT FROM THE RISK DISCLOSURE IN THE QQQ DEFINED OUTCOME FUND IN US EQUITY BUFFER AND CBOE VEST GROWTH 100 ETF (1933 ACT REGISTRATION NO. 333-210186). PLEASE REVISE THIS RISK DISCLOSURE CONSISTENT WITH COMMENTS RECEIVED IN THAT FILING.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      33. THE "INVESTMENT IN THE UNDERLYING ETF RISK" PROVIDES THAT "BECAUSE THE TRUST HOLDS FLEX OPTIONS THAT REFERENCE A FUND, UNIT HOLDERS ARE SUBJECT TO THE RISK THAT THE SECURITIES SELECTED BY THE FUND'S INVESTMENT ADVISOR WILL UNDERPERFORM THE MARKETS, THE RELEVANT INDICES OR THE SECURITIES SELECTED BY OTHER FUNDS. FURTHER, THE FUND MAY IN THE FUTURE INVEST IN OTHER TYPES OF SECURITIES WHICH INVOLVE RISK WHICH MAY DIFFER FROM THOSE SET FORTH BELOW. THE FUND REFERENCED BY THE FLEX OPTIONS HELD BY THE TRUST MAY INVEST A RELATIVELY
HIGH PERCENTAGE OF ITS ASSETS IN A LIMITED NUMBER OF ISSUERS. AS A RESULT, THE FUND MAY BE MORE SUSCEPTIBLE TO A SINGLE ADVERSE ECONOMIC OR REGULATORY
OCCURRENCE AFFECTING ONE OR MORE OF THESE ISSUERS, EXPERIENCE INCREASED VOLATILITY AND BE HIGHLY CONCENTRATED IN CERTAIN ISSUERS." PLEASE DESCRIBE IF THIS IS ACCURATE/APPLICABLE GIVEN THAT THE UNDERLYING FUND REPLICATES AN INDEX.

      Response: While the Trust expects the Underlying ETF to replicate the Underlying Index, there may be circumstances where it does not and the Trust has no control over what the Underlying ETF would do under those circumstances.

      34. PLEASE UPDATE THE INDEX CORRELATION AND TRACKING ERROR RISK TO ADD THAT TRACKING ERROR CAN ALSO OCCUR BECAUSE THE FLEX OPTIONS ARE ONLY EXERCISABLE ON THE EXPIRATION DATE, AND THE FLUCTUATING VALUE OF THE FLEX OPTIONS WILL AFFECT THE TRUST'S VALUE.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      35. THE DISCLOSURE PROVIDES THAT THE UNDERLYING ETF IS STRUCTURED AS A UNIT INVESTMENT TRUST REGISTERED UNDER THE 1940 ACT. PLEASE CONFIRM THIS IS ACCURATE WITH RESPECT TO QQQ.

      Response: Please note that according to the Underlying ETF's prospectus, the Underlying ETF is structured as a unit investment trust registered under the 1940 Act.

      36. THE "TAX RISK" INCLUDES A REFERENCE TO RICS. PLEASE DEFINE "RICS" AS REGULATED INVESTMENT COMPANIES PRIOR TO THE FIRST USE OF "RICS."

      Response: The prospectus has been revised in accordance with the Staff's comment.

      37. WITH RESPECT TO THE "AUTHORIZED PARTICIPANT CONCENTRATION RISK," PLEASE CONSIDER BEING CLEARER AS TO WHICH RISKS ARE ASSOCIATED WITH THE UNDERLYING ETF ("UETF"). FOR EXAMPLE, THIS RISK AND THE NEXT THREE RISKS (FLUCTUATION OF NET ASSET VALUE RISK, MARKET MAKER RISK AND TRADING ISSUES RISK) ALL RELATE TO THE UETF. CONSIDER GROUPING THESE RISKS UNDER A HEADING, SIMILAR TO THOSE LISTED UNDER ETFS ABOVE.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      38. THE STAFF NOTES THE INCLUSION OF THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE UNDERLYING ETF." THERE ARE MANY RISKS LISTED ABOVE THIS SECTION THAT ARE LIKELY ALSO PRINCIPAL RISKS OF THE UETF. AS NOTED IN THE ABOVE COMMENT, PLEASE CLARIFY WHICH RISKS ARE PRINCIPAL RISKS OF THE UETF OR AT LEAST PRESENT THEM CONSISTENTLY UNDER ONE HEADING.

      Response: The prospectus has been revised in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                    By /s/ Daniel J. Fallon
                                                       ________________________
                                                       Daniel J. Fallon